DAYSTAR TECHNOLOGIES, INC.

13 CORPORATE DRIVE

HALFMOON, NEW YORK 12065

June 6, 2007

Via Facsimile—(202) 772-9218

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jay Mumford

RE:	DayStar Technologies, Inc.

Registration Statement on Form SB-2

File No. 333-140803

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, DayStar Technologies, Inc. (“DayStar”) hereby respectfully requests that the effectiveness of the above-referenced registration statement on Form SB-2 be accelerated to 11:00 a.m. Eastern Standard Time on Friday June 8, 2007, or as soon as practicable thereafter.

DayStar hereby acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve DayStar from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

DayStar may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this request, please do not hesitate to contact me at (518) 383-4600 or Stephen T. Adams at (617) 570-1121 of Goodwin Procter LLP.

Very truly yours,

DAYSTAR TECHNOLOGIES, INC.

By:	/s/ Stephan DeLuca
Name:	Stephan DeLuca
Title:	Chief Executive Officer

cc:	Stephen T. Adams
Cameron C. Graham
Goodwin Procter LLP